(m) (1)(i)

EXHIBIT A TO RULE 12b-1 DISTRIBUTION AND SERVICING PLAN

As of [    ], 2018

The fees payable to the Distributor under this Plan shall not exceed, with respect to a particular Fund, if applicable, on an annualized basis, the percentage of such Fund’s average daily net assets set forth below next to the Fund’s name.

FUND	FEE LIMITATION
Impact Shares YWCA Women’s Empowerment ETF	0.25%
Impact Shares Sustainable Development Goals Global Equity ETF	0.25%
Impact Shares NAACP Minority Empowerment ETF	0.25%